UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2025

Commission file number: 001-42375

Polyrizon Ltd.

(Translation of registrant’s name into English)

5 Ha-Tidhar Street

Raanana, 4366507, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On April 17, 2025, Polyrizon Ltd. (the “Company”) convened its annual general meeting of shareholders (the “Meeting”) at which the Company’s shareholders approved each of the fourteen proposals brought before the Meeting in accordance with the majority required for each proposal.

Each of the proposals was described in the Notice and Proxy Statement with respect to the Company’s Annual General Meeting of Shareholders, attached as Exhibit 99.1 to the Company’s Form 6-K that was furnished to the Securities and Exchange Commission on March 13, 2025.

As part of the proposals adopted by the Company’s shareholders at the Meeting, the Company’s Articles of Association were amended. A copy of the Articles of Association of the Company as amended and restated is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

This Form 6-K as Exhibit 99.1 is incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-284410), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Amended and Restated Articles of Association of Polyrizon Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Polyrizon Ltd.

Date: April 17, 2025	By:	/s/ Tomer Izraeli
	Name:	Tomer Izraeli
	Title:	Chief Executive Officer

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